                                UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*


                              VERSATILITY INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                                COMMON STOCK
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 925311 10 2
-------------------------------------------------------------------------------
                               (CUSIP Number)

                              Daniel Cooperman
            Senior Vice President, General Counsel and Secretary
                             Oracle Corporation
                             500 Oracle Parkway
                       Redwood City, California 94065
                               (415) 506-7000
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                              December 2, 1998
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-----------------------                                  ---------------------
 CUSIP NO. 925311 102           SCHEDULE 13D/A             PAGE 2 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ORACLE CORPORATION

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
 5
      [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      100%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO

------------------------------------------------------------------------------


                               Page 2 of 3 pages

  This Amendment No. 1 amends and supplements the Schedule 13D relating to the beneficial ownership by Oracle Corporation, a Delaware corporation ("Oracle"), and AQX Acquisition Corporation, a former Delaware corporation and a former wholly owned subsidiary of Oracle ("Acquisition Sub"), of Common Shares, $.01 par value (the "Shares"), of Versatility Inc. (the "Company").

ITEM 1.    SECURITIES AND ISSUER

  On December 2, 1998, in accordance with the Agreement and Plan of Merger, dated August 20, 1998 (the "Merger Agreement"), by and among Oracle, the Company and Acquisition Sub, Acquisition Sub merged (the "Merger") with and into the Company, with the Company as the surviving corporation. As a result, the Company is a wholly-owned subsidiary of Oracle. This constitutes the final amendment to the Schedule 13D with respect to the Shares.

ITEM 2. IDENTITY AND BACKGROUND. This statement is being filed by Oracle. On December 2, 1998, Acquisition Sub was merged with and into the Company and the Company became a wholly owned subsidiary of Oracle.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) On December 2,1998, Oracle, the Company and Acquisition Sub consummated the Merger pursuant to the Merger Agreement. As a result and pursuant to the Merger Agreement, Oracle holds 1,000 shares of Company Common Stock representing 100% of the outstanding equity interest in the Company.

(b) Oracle has sole dispositive and voting power with respect to the 1,000 outstanding shares of Company Common Stock.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 3, 1998

                           ORACLE CORPORATION



                           By: /s/ Daniel Cooperman
                              --------------------------------------

                           Name:   Daniel Cooperman
                           Title:  Senior Vice President, General Counsel
                                   and Secretary